Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

January 5, 2016

VIA EDGAR AND Email

Ms. Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Equity REIT, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed December 30, 2015
CIK No. 0001648956

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise Equity REIT, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation with Sara von Althann on January 4, 2016 (the “Telephone Comments”), with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A (CIK No. 0001648956) filed with the Commission on December 30, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Telephone Comments.

We have paraphrased the Telephone Comments in italics with the responses immediately following each comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Telephone Comments

1.	When filing an amendment to the Offering Statement, please arrange for it to be executed by the Company’s Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in accordance with Rule 252 of Regulation A.

Ms. Kim McManus

Division of Corporation Finance

January 5, 2016

Response to Comment No. 1

In response to the Staff’s comment, the Amended Filing has been executed by the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, either directly or pursuant to a power of attorney previously executed.

2.	Please include a risk factor regarding the lack of a board of directors or, alternatively, provide us with an explanation as to why such disclosure is not material.

Response to Comment No. 2

The Company believes that the disclosure contained in the Offering Statement fully discloses that the Company is managed by the Manager, and not by a board of directors, independent or otherwise, which results in a number of potential conflicts of interest that may adversely affect investors.

In particular, the Company notes the following disclosures contained in the Offering Statement that relate to the differences and risks in corporate governance between the Company and other types of issuers:

“Questions About This Offering – How is an investment in your common shares different from investing in shares of a listed REIT?”

“Risk Factors – Risks Related to Conflicts of Interest – There are conflicts between us, our Manager, and its affiliates.”

“Risk Factors – Risks Related to Conflicts of Interest – The interests of the Manager, the principals, and its other affiliates may conflict with your interests.”

“Risk Factors – Risks Related to Conflicts of Interest – We have agreed to limit remedies available to us and our shareholders for actions by our Manager that might otherwise constitute a breach of duty.”

“Risk Factors – Risks Related to Compliance and Regulation – We are offering our common shares pursuant to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common shares less attractive to investors as compared to a traditional initial public offering.”

“Risk Factors – Risks Related to Compliance and Regulation – Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.”

Ms. Kim McManus

Division of Corporation Finance

January 5, 2016

“Risk Factors – Risks Related to Compliance and Regulation – There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.”

“Conflicts of Interest – Our Affiliates’ Interests in Other Fundrise Entities”

“Conflicts of Interest – Receipt of Fees and Other Compensation by our Manager and its Affiliates.”

“Conflicts of Interest – Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates.”

“Conflicts of Interest – Certain Conflict Resolution Measures.”

Given the foregoing, it is the Company’s view that including another risk factor regarding the lack of a board of directors is unnecessary given the abundance of disclosure already contained in the Offering Statement regarding the Manager, its lack of independence and the absence of a separate board of directors; however, in response to the Staff’s comment, the Company has revised the Offering Statement to include the following additional risk factor in the section entitled “Risk Factors – Risks Related to Our Organization and Structure.”

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be.  Accordingly, while we will retain an independent representative to review certain conflicts of interest, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Ms. Kim McManus

Division of Corporation Finance

January 5, 2016

3.	The Company’s template for future NAV disclosures includes a table entitled “Statements of Assets and Liabilities”, which contains a line item for “Investments in securities, at fair value”. Please revise this line item to account for the fair value of real estate properties, other real estate-related investments and non-real estate-related investments.

Response to Comment No. 3

Please see Appendix A for an updated template the Company expects to use for future NAV disclosures, which template includes line items for “Real estate properties, at fair value”, “Other real estate-related investments (including loans and debt securities related to real estate), at fair value”, and “Non-real estate-related investments, at fair value”.

[Remainder of this page left intentionally blank]

Ms. Kim McManus

Division of Corporation Finance

January 5, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Controller

Rise Companies Corp.

David Perechocky, Esq.

Goodwin Procter LLP

Appendix A

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Equity REIT, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our quarterly net asset value (“NAV”) per common share;
•	the components of NAV as of ____, 20__;
•	[the status of our share redemption plan;]* and
•	[our historical share pricing information.]*

_______________________
*as applicable

Quarterly Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated to us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	September 30, 2015	June 30, 2015
ASSETS:
Investments, at fair value	$222	$111
Real estate properties, at fair value	122	61
Other real estate-related investments (including loans and debt securities related to real estate), at fair value	100	50
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (20,000 common shares at $10 per share)	$200	$200
Additional paid in capital	-	-
Retained earnings	600	200
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE	$40.00	$20.00

Investments at Fair Value

We use fair value measurements to record certain Investments at fair value on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Changes in the fair value of the certain Investments are recognized, on a gross basis, in earnings.

We determine the fair value of certain Investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Many of our Investments, measured at fair value, do not trade in an active market with readily observable prices. Accordingly, the fair values of certain Investments are determined using a direct capitalization model utilizing assumptions market participants experience resulting in changes in cap rates and other factors. Fair value measurements of these Investments use significant unobservable inputs and, accordingly, we classify them as Level 3.

We have ongoing monitoring procedures in place for our Level 3 assets that use such internal valuation models. These procedures are designed to provide reasonable assurance that models continue to perform as expected after approved. All internal valuation models are subject to ongoing review by business-unit-level management and the executive management team.

As of ____, 20__, the valuation of $__ million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $___ million, representing an increase of approximately $___ million or __%. At [Date] and [Date], Investments measured at fair value on a recurring basis were:

Investments at Fair Value
	[Date]		[Date]
Aggregate investment stated value	$	[x,xxx]	$-
Fair valuation adjustments		-	-
Fair Value	$	[x,xxx]	$-

We determined the fair values of certain Investments using inputs and methods that are categorized in the fair value hierarchy, as follows (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
December 31, 2014
Investments at fair value
December 31, 2013
Investments at fair value	$—	$—	$—	$—

Investments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. Our fair value approach for Level 3 instruments primarily uses unobservable inputs, but may also include observable, actively quoted components derived from external sources. The fair values of Investments are determined using a direct capitalization model, and other factors including the ability to generate a profit, ability to operate on a cash-flow positive basis and liquidity position.

Significant Unobservable Inputs

The following are key assumptions (shown on a weighted-average basis) about the unobservable inputs used for certain of our Level 3 fair value measurements at [Date] (in thousands):

Property	Type	Overall Cap Rate	Direct Cap Value
New York, NY	Office	7.25%	$1,230,000
Washington, DC	Retail	7.00%	$2,160,000
Los Angeles, CA	Multifamily	6.50%	$810,000
Chicago, IL	Industrial	7.25%	$1,000,000
Miami, FL	Office	5.50%	$1,060,000
Seattle, WA	Retail	6.50%	$820,000
Weighted Average Basis		%

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of __% would reduce the value of our real properties as of ____, 20__ by approximately __%.

The valuation technique used for our Level 3 assets and liabilities, as presented in the previous table, is described as follows:

Direct Capitalization Method– Direct Capitalization techniques consist of developing a fair value amount for an asset by estimating current or future Net Operating Income for an asset and dividing this Net Operating Income by the prevailing market capitalization rate (“Overall Cap Rate”) for similar asset types and locations.

Significant unobservable inputs presented in the previous table are those we consider significant to the estimated fair values of the Level 3 assets and liabilities. We consider unobservable inputs to be significant, if by their exclusion, the estimated fair value of the Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the table.

Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity

The direct capitalization technique that we use to determine the fair value of certain Level 3 Investments requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value. Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. For example, changes in net operating income, or prevailing cap rates for a particular property type will change the estimated fair value of certain Investments. When multiple inputs are used within the valuation technique of an Investment, a change in one input in a certain direction may be offset by an opposite change in another input.